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                          May 19, 2021

       John W. Huemoeller, II
       President
       AXIM Biotechnologies, Inc.
       6191 Cornerstone Court, E. Suite 114
       San Diego, CA 92121

                                                        Re: AXIM
Biotechnologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 14, 2021
                                                            File No. 333-256162

       Dear Mr. Huemoeller:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences